                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        SEARCH FINANCIAL SERVICES, INC.
                        -------------------------------
                                (Name of Issuer)

          9%/7% Convertible Preferred Stock, Par Value $.01 Per Share
          -----------------------------------------------------------
                          (Title of Class of Securities)

                                   812209203
                                 -------------
                                 (CUSIP Number)

                             Mr. Arthur C. Roselle
                           R-H Capital Partners, L.P.
                           3333 Peachtree Road, N.E.
                    Atlanta, Georgia 30326   (404) 266-6943
                    ---------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 25, 1996
                               -----------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on Following Pages)


                             (Page 1 of 22 Pages)

-------------------                                          ------------------
CUSIP No. 812209203                  13D                     Page 2 of 22 Pages
-------------------                                          ------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     R-H Capital Partners, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS           SC

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER         0

  NUMBER OF                  --------------------------------------------------
   SHARES                    (8) SHARED VOTING POWER     153,642
BENEFICIALLY
  OWNED BY                   --------------------------------------------------
   EACH                       (9) SOLE DISPOSITIVE POWER    0
 REPORTING
PERSON WITH                  --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER    153,642

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   153,642

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*         PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 2 of 22 Pages)

-------------------                                          ------------------
CUSIP No. 812209203                  13D                     Page 3 of 22 Pages
-------------------                                          ------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     R-H/Travelers, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS              OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER        0

 NUMBER OF                   --------------------------------------------------
  SHARES                     (8) SHARED VOTING POWER     153,642
BENEFICIALLY
 OWNED BY                    --------------------------------------------------
   EACH                      (9) SOLE DISPOSITIVE POWER    0
 REPORTING
PERSON WITH                  --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER    153,642

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     153,642

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*          PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 3 of 22 Pages)

-------------------                                          ------------------
CUSIP No. 812209203                  13D                     Page 4 of 22 Pages
-------------------                                          ------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     R-H Capital, Inc., 58-2179723
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                  OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER          0

 NUMBER OF                   --------------------------------------------------
  SHARES                     (8) SHARED VOTING POWER      153,642
BENEFICIALLY
 OWNED BY                    --------------------------------------------------
   EACH                       (9) SOLE DISPOSITIVE POWER     0
 REPORTING
PERSON WITH                  --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER      153,642

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   153,642

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*              CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 4 of 22 Pages)

-------------------                                          ------------------
CUSIP No. 812209203                  13D                     Page 5 of 22 Pages
-------------------                                          ------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     Salomon Smith Barney Holdings Inc., 22-1660266
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS               OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER       0

 NUMBER OF                   --------------------------------------------------
  SHARES                     (8) SHARED VOTING POWER     153,681
BENEFICIALLY
 OWNED BY                    --------------------------------------------------
   EACH                       (9) SOLE DISPOSITIVE POWER   0
 REPORTING
PERSON WITH                  --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER     153,681

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  153,681

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*            CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 5 of 22 Pages)

-------------------                                          ------------------
CUSIP No. 812209203                  13D                     Page 6 of 22 Pages
-------------------                                          ------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)
     Travelers Group Inc., 52-1568099
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                 OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER       0

 NUMBER OF                   --------------------------------------------------
   SHARES                    (8) SHARED VOTING POWER      153,681
BENEFICIALLY
  OWNED BY                   --------------------------------------------------
  EACH                       (9) SOLE DISPOSITIVE POWER      0
REPORTING
PERSON WITH                  --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER   153,681

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   153,681

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*           CO   HC

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                             (Page 6 of 22 Pages)

ITEM 1.  SECURITY AND ISSUER

    The class of equity securities to which this statement relates is the 9%/7% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), of Search Financial Services, Inc. (formerly known as Search Capital Group, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Pearl Street, Suite 400, Dallas, Texas 75201.


ITEM 2.  IDENTITY AND BACKGROUND

    (a), (b), (c) and (f) This Statement on Schedule 13D is being filed by R-H Capital Partners, L.P., a Delaware limited partnership ("R-H Partners"), R-H/Travelers, L.P., a Delaware limited partnership ("R-H/Travelers"), R-H Capital, Inc., a Delaware corporation ("R-H Inc."), Salomon Smith Barney Holdings Inc. (formerly known as Salomon Inc), a Delaware corporation ("SSB Holdings"), and Travelers Group Inc., a Delaware corporation ("Travelers"). All of the Preferred Stock reported herein is directly beneficially owned by R-H Capital or in an account managed by Smith Barney Inc., a Delaware corporation and a wholly owned subsidiary of SSB Holdings.

    The general partner of R-H Partners is R-H/Travelers. The general partner of R-H/Travelers is R-H Inc. R-H Inc. is a wholly owned subsidiary of SSB Holdings, which is a wholly owned subsidiary of Travelers. The principal business of R-H Partners is acquiring, holding and disposing of securities and engaging in such activities in connection therewith as R-H/Travelers, as general partner, deems necessary, advisable or incidental to the foregoing. The principal business of R-H/Travelers is to act as a general partner of R-H Partners, and to engage in such activities in connection therewith as R-H Inc., as general partner, deems necessary, advisable or incidental to the foregoing. The principal business of R-H Inc. is to serve as general partner of R-H/Travelers and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The principal business of SSB Holdings is the ownership of subsidiaries in the investment and asset management services and commodities businesses. Travelers is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

    The principal executive offices of R-H Partners, R-H/Travelers and R-H Inc. are located, and the principal business of each is conducted, at 3333 Peachtree Road, NE, Atlanta, Georgia 30326. The principal executive offices of SSB Holdings and Travelers are located, and the principal business of each is conducted, at 388 Greenwich Street, New York, New York 10013.

    R-H Partners, R-H/Travelers, R-H Inc., SSB Holdings and Travelers are referred to herein collectively as the "Reporting Persons."


                             (Page 7 of 22 Pages)

    Certain information with respect to the directors and executive officers of R-H Inc. and Travelers is set forth on Exhibit 99.1 attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information, which information is incorporated herein by reference.

    (d) and (e)  On May 20, 1992, Salomon Brothers Inc ("SBI") and SSB
Holdings, (together with SBI, "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled SECURITIES AND EXCHANGE COMMISSION V. SALOMON INC. AND SALOMON BROTHERS INC (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act"), and rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

    In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii)


                                 (Page 8 of 22 Pages)
with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

    On July 17, 1996, the Department of Justice filed a civil complaint in the Southern District of New York alleging that SBI, Smith Barney Inc. and 22 other broker/dealers, as well as unnamed co-conspirators, violated section 1 of the Sherman Act in conjunction with the trading of Nasdaq securities. A proposed settlement with all 24 defendants was filed concurrently. The proposed settlement did not contain any admission of liability; it also did not include any fine, penalty or injunction. Under the proposed settlement, the defendants agreed, among other things, to institute specified antitrust compliance procedures on their over-the-counter desks, with the court retaining jurisdiction for enforcement of the settlement agreement, including punishment by contempt. In April 1997, the U.S. District Court for the Southern District of New York approved the settlement. In May 1997, the plaintiffs in a related civil class action challenged certain provisions of the settlement.

    On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against SSB Holdings and accepted SSB Holdings's Offer of Settlement. SSB Holdings, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that SSB Holdings had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that SSB Holdings had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, SSB Holdings had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of SSB Holdings and its subsidiaries. In determining to accept SSB Holdings's Offer of Settlement, the SEC considered remedial acts promptly undertaken by SSB Holdings and cooperation afforded the SEC staff.

    Except as set forth or incorporated by reference herein, during the last five years, none of Travelers, SSB Holdings, R-H Inc., R-H/Travelers, R-H Partners or, to the best knowledge of Travelers, any of the persons listed in
Exhibit 99.1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order


                                 (Page 9 of 22 Pages)
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    R-H Partners purchased an aggregate of $2,750,000 principal amount of the 10.0% senior subordinated notes due October 16, 2000 of Dealers Alliance Credit Corp. (the "Notes") and warrants to purchase an aggregate of 12,369 shares of common stock of Dealers Alliance Credit Corp. (the "Warrants") on October 16, 1995 and December 21, 1995, for aggregate consideration of $2,750,000. On August 2, 1996, Dealers Alliance Credit Corp. entered into an Asset Acquisition Agreement (the "Asset Acquisition Agreement") with the Issuer and Search Funding IV, Inc. pursuant to which Dealers Alliance Credit Corp. sold substantially all of its assets to Search Funding IV, Inc., a wholly-owned subsidiary of the Issuer. In connection with the Asset Acquisition Agreement, R-H Partners entered into a Sub-Debt Acquisition Agreement, dated August 2, 1996, by and among the Issuer, R-H Partners, Kellett Investment Corporation and Search Funding IV, Inc. pursuant to which Search Funding IV, Inc. purchased the Notes and Warrants from R-H Partners. The aggregate purchase price paid to R-H Partners for the Notes and the Warrants was 1,229,141 shares of series B 9%/7% convertible preferred stock, of the issuer. Effective November 25, 1996, all outstanding shares of such B Series 9%/7% convertible preferred stock were converted into shares of Preferred Stock on a one-for-on basis. On November 21, 1996, the Issuer effected a one-for-eight reverse stock split of the Preferred Stock which had the effect of decreasing the number of shares owned by R-H Partners to 153,642 shares.


ITEM 4.  PURPOSE OF TRANSACTION

    The acquisition of the shares of Preferred Stock by R-H Capital occurred in connection with the sale of the assets of Dealers Alliance Credit Corp.

    Each of the Reporting Persons reviews its holdings with respect to the Issuer on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Preferred Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each such Reporting Person may acquire other securities of the Issuer or sell all or a portion of its Preferred Stock or other securities of the issuer, now owned or hereafter acquired. Except as otherwise described herein, none of the Reporting Persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of Schedule 13D.

                                (Page 10 of 22 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) and (b)    By reason of their relationship, R-H/Travelers, R-H Inc.,
SSB Holding and Travelers may be deemed to share voting and dispositive power with respect to shares of Preferred Stock directly owned by R-H Partners. SSB Holdings and Travelers may be deemed to have an indirect beneficial interest in the shares of Preferred Stock held in an account managed by Smith Barney Inc.

    As of November 28, 1997, R-H Partners, R-H Travelers and R-H Inc. may be deemed to beneficially own 153,642 shares of Preferred Stock, which represents 6.3% of the outstanding shares of Preferred Stock (based on 2,456,000 shares of Preferred Stock outstanding as of November 11, 1997, as reported by the Issuer). As of November 28, 1997, TRV and SSB Holdings may be deemed to beneficially own 153,681 shares of Preferred Stock, which represents 6.3% of the outstanding shares of Preferred Stock (based on 2,456,000 shares of Preferred Stock outstanding as of November 11, 1997, as reported by the Issuer).

    Except as set forth or incorporated by reference herein, none of Travelers, SSB Holdings, R-H Partners, R-H Travelers, R-H Inc. or, to the best knowledge of Travelers, the persons listed in Exhibit 99.1 hereto beneficially owned any Preferred Stock on November 28, 1997.

         (c) None of the Reporting Persons or, to the best knowledge of Travelers, the persons listed in Exhibit 99.1 hereto has effected a transaction other than as described herein in the Preferred Stock during the 60 days preceding November 28, 1997.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

    In connection with the acquisition by R-H Partners of the shares of Preferred Stock, R-H Partners entered into the following agreements: (i) Sub-Debt Acquisition Agreement by and among the Issuer, Search Funding IV, Inc. and Kellett Investment Corporation dated as of August 2, 1996; (ii) Sub-Debt Shareholders Agreement by and between the Issuer, and Kellett Investment Corporation dated August, 1996; and (iii) Escrow Agreement by and among the Issuer, Dealers Alliance Credit Corp, Search Funding IV, Inc., Kellett Investment Corporation and U.S. Trust Company of Texas, N.A., as escrow agent. As of the date hereof, there are no outstanding rights or obligations under such agreements.

    Except as described in the preceding paragraph, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Preferred Stock, finders fees, joint ventures, option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                                (Page 11 of 22 Pages)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         THE FOLLOWING DOCUMENTS ARE ATTACHED AS EXHIBITS:

    Exhibit        Description
    -------        -----------

    99.1           DIRECTORS AND EXECUTIVE OFFICERS

    99.2           JOINT FILING AGREEMENT (PURSUANT TO RULE 13D-1(F))

























                                (Page 12 of 22 Pages)

                                      SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       R-H CAPITAL PARTNERS, L.P.
                                       By:  R-H/TRAVELERS, L.P.
                                            its general partner
                                       By:  R-H CAPITAL, INC.
                                            its general partner



DATED:  December 22, 1997              By: /s/ Kenneth T. Millar
                                          ----------------------------
                                          Kenneth T. Millar
                                          Executive Vice President and
                                          Managing Director


                                       R-H/TRAVELERS, L.P.
                                       By:  R-H CAPITAL, INC.
                                            its general partner



DATED:  December 22, 1997              By: /s/ Kenneth T. Millar
                                          ----------------------------
                                          Kenneth T. Millar
                                          Executive Vice President and
                                          Managing Director


                                       R-H CAPITAL, INC.



DATED:  December 22, 1997              By: /s/ Kenneth T. Millar
                                          ----------------------------
                                          Kenneth T. Millar
                                          Executive Vice President and
                                          Managing Director




                                (Page 13 of 22 Pages)

DATED:  December 22, 1997              SALOMON SMITH BARNEY HOLDINGS INC.


                                       By:  /s/ Howard M. Darmstadter
                                          --------------------------------
                                          Name:  Howard M. Darmstadter
                                          Title: Assistant Secretary




DATED:  December 22, 1997              TRAVELERS GROUP INC.


                                       By: /s/ Stephanie B. Mudick
                                          --------------------------------
                                          Name:  Stephanie B. Mudick
                                          Title: Assistant Secretary













                                (Page 14 of 22 Pages)

                                    EXHIBIT INDEX
                                    -------------


         Exhibit                  Description                             Page
         -------                  -----------                             ----

         99.1                     Directors and Executive Officers


         99.2                     Joint Filing Agreement (Pursuant
                                  to Rule 13d-1(f))

























                                (Page 15 of 22 Pages)